Exhibit 99.1

eircom Group plc

Quarterly results announcement

30 June 2006

QUARTERLY RESULTS ANNOUNCEMENT

TO 30 JUNE 2006

HIGHLIGHTS FOR THE QUARTER

•	Revenue of €483 million (compared to €399 million in the corresponding quarter in the prior year).

•	EBITDA before restructuring programme costs, non-cash pension (credit)/charge and profit on disposal of property and investments, of €162 million, resulting in an EBITDA margin on the same basis of 34% compared to 37% in the corresponding quarter in the prior year. The reduction is due to the change in mix following the acquisition of Meteor.

•	€74 million of capex cash outflow in the quarter, with a focus on increasing capacity, demand led growth, DSL roll-out and capex relating to Meteor.

•	DSL customers increased to 260,000 at 30 June 2006 and to 274,000 customers as of 27 July 2006.

•	Meteor EBITDA of €13 million for the quarter ended 30 June 2006, in line with expectations. Total mobile subscribers of 683,000 as at 30 June 2006, and increased to 700,000 at the end of July 2006.

•	Adjusted EPS for the quarter ended 30 June 2006 is 4 cent compared to 3 cent in the corresponding quarter in the prior year. Adjusted EPS excludes:

•	the profit on disposal of property and investments and

•	the additional finance costs due to the anticipated early repayment of debt.

•	Loss of 10 cent per share for the quarter ended 30 June 2006 compared to EPS of 7 cent in the corresponding quarter in the prior year.

•	Second interim dividend of 5.2 cents in respect of the year ended 31 March 2006 paid on 26 June 2006.

Commenting on the results, eircom Chief Executive, Dr Philip Nolan said:

As we publish these results, our shareholders have voted overwhelmingly in favour of the offer recommended by the Board and these are the final set of results under the current Board. The results show a strong performance across the business with revenue and EBITDA growth in both fixed line and mobile segments. With over 274,000 DSL customers and over 700,000 mobile subscribers, the company has developed a strong platform on which to build its future. My management team and the employees of eircom have performed outstandingly to deliver on what we promised. In that we have been ably supported by a first class Board. It has been a great privilege to lead the Company through this transformational period and I would like to thank all eircom’s employees for their hard work and commitment.

4 August 2006

eircom Group plc

Financial Highlights

	Quarter ended 30 June 2005	Quarter ended 30 June 2006	% Change[1]
	€’m	€’m
Revenue	399	483	21
EBITDA before restructuring programme costs, non-cash pension charge/(credit) and profit on disposal of property and investments	149	162	9
Operating profit before restructuring programme costs, non-cash pension charge/(credit) and profit on disposal of property and investments	80	82	3
Group operating profit	112	81	(28)

Operational Highlights

	Quarter ended 30 June 2005	Quarter ended 30 June 2006	% Change[2]
Total access channels (thousands)	2,125	2,242	6
Retail traffic minutes (millions)	2,721	2,596	(5)
Wholesale interconnect minutes (millions)	2,257	2,427	8
Period-end headcount for fixed line services (excluding agency)	7,263	7,071	(3)
Period-end headcount for mobile services (excluding agency)	—	621	n/a
Total mobile subscribers (thousands)	—	683	n/a

Key Ratios

	Quarter ended 30 June 2005%	Quarter ended 30 June 2006%
EBITDA margin before restructuring programme costs, non-cash pension charge/(credit) and profit on disposal of property and investments	37	34
Operating profit margin before restructuring programme costs, non-cash pension charge/(credit) and profit on disposal of property and investments	20	17
Operating profit margin	28	17

eircom Group plc

Reconciliation of earnings before interest, taxation, depreciation, amortisation, restructuring programme costs, non-cash pension charge/(credit) and profit on disposal of property and investments to operating profit

	Quarter ended 30 June 2005	Quarter ended 30 June 2006
	€’m	€’m
Operating profit	112	81
Profit on disposal of property and investments	(46)	—
Restructuring programme costs	—	3
Non-cash pension charge/(credit)	14	(2)

Operating profit before restructuring programme costs, non-cash pension charge/(credit) and profit on disposal of property and investments	80	82
Depreciation	66	73
Amortisation	3	7

EBITDA before restructuring programme costs, non-cash pension charge/(credit) and profit on disposal of property and investments	149	162

Adjusted earnings per share attributable to the equity holders of the group during the period

	Quarter ended 30 June 2005	Quarter ended 30 June 2006
	€’m	€’m
Profit/(loss) attributable to equity holders of the company	60	(108)
Profit on disposal of property and investments (net of taxation)	(37)	—
Finance costs adjustment	—	156

Adjusted profit attributable to equity holders of the company	23	48

Weighted average number of shares in issue	830,192,710	1,073,502,571

Earnings/(loss) per share attributable to the equity holders of the group during the period	0.07	(0.10)
Earnings per share attributable to profit on disposal of property and investments (net of taxation)	(0.04)	—
Loss per share attributable to finance costs	—	0.14

Adjusted earnings per share attributable to the equity holders of the group during the period	0.03	0.04

eircom Group plc

Consolidated Income Statement - unaudited

For the Quarter ended 30 June 2006

	Notes	2005	2006
		€’m	€’m
Revenue	3	399	483

Operating costs excluding amortisation, depreciation and restructuring programme costs		(264)	(319)
Amortisation		(3)	(7)
Depreciation		(66)	(73)
Restructuring programme costs		—	(3)

Profit on disposal of property and investments		46	—

Operating profit	3	112	81

Finance costs		(37)	(193)
Finance income		2	12

Finance costs – net	4	(35)	(181)

Profit/(loss) before tax		77	(100)

Income tax charge	5	(17)	(8)

Profit/(loss) for the quarter		60	(108)

Earnings/(loss) per share attributable to the equity holders of the group during the period
- Basic	6	0.07	(0.10)

- Diluted	6	0.07	(0.10)

The accompanying notes form an integral part of the condensed interim financial information.

eircom Group plc

Consolidated Balance Sheet - unaudited

As at 30 June 2006

	Notes	31 March 2006	30 June 2006
		€’m	€’m
Assets
Non-current assets
Goodwill		903	903
Other intangible assets		141	139
Property, plant and equipment		2,049	2,043
Retirement benefit asset		134	136
Financial assets at fair value through income statement		53	51
Other assets		105	100

		3,385	3,372

Current assets
Inventories		13	14
Trade and other receivables		351	376
Financial assets at fair value through income statement		17	18
Derivative financial instruments		2	3
Other assets		25	23
Cash and cash equivalents		411	406

		819	840

Total assets		4,204	4,212

Liabilities
Non-current liabilities
Borrowings	9	2,272	104
Derivative financial instruments		39	—
Capital grants		7	7
Deferred tax liabilities		205	200
Provisions for other liabilities and charges	10	188	181

		2,711	492

Current liabilities
Borrowings	9	195	2,485
Derivative financial instruments		—	50
Trade and other payables		651	671
Current tax liabilities		19	32
Provisions for other liabilities and charges	10	37	35

		902	3,273

Total liabilities		3,613	3,765

Equity
Equity share capital		120	120
Share premium account		208	208
Capital redemption reserve		35	35
Group merger reserve		100	100
Other reserves		380	380
Cash flow hedging reserve		(18)	—
Retained loss		(234)	(396)

Total equity		591	447

Total liabilities and equity		4,204	4,212

The accompanying notes form an integral part of the condensed interim financial information.

eircom Group plc

Consolidated cash flow statement - unaudited

For the Quarter Ended 30 June 2006

	Note	2005	2006
		€’m	€’m
Cash flows from operating activities
Cash generated from operations	11	146	130
Interest received		2	3
Interest paid		(11)	(12)
Income tax refund		2	—

Net cash generated from operating activities		139	121

Cash flows from investing activities
Purchase of property, plant and equipment (PPE)		(59)	(74)
Proceeds from sale of PPE and investments		1	—
Purchase of intangible assets		(1)	(2)

Net cash used in investing activities		(59)	(76)

Cash flows from financing activities
Dividends paid to equity shareholders		—	(49)
Lease payments		—	(1)

Net cash used in financing activities		—	(50)

Net increase/ (decrease) in cash and cash equivalents		80	(5)
Cash and cash equivalents at beginning of period		388	411

Cash and cash equivalents at end of period		468	406

The accompanying notes form an integral part of the condensed interim financial information.

eircom Group plc

Consolidated statement of changes in shareholders’ equity - unaudited

	Equity share capital	Other equity share capital	Share premium account	Capital redemption reserve	Group merger reserve	Other reserves	Cash flow hedging reserve	Retained loss	Total equity
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Balance at 31 March 2005	75	86	218	35	180	—	—	(219)	375

Effect of adoption of IAS 32 & IAS 39	6	(86)	—	—	(80)	—	(25)	—	(185)

Balance at 1 April 2005	81	—	218	35	100	—	(25)	(219)	190
Cash flow hedges, net of tax	—	—	—	—	—	—	(1)	—	(1)

Net expense recognised directly in equity	—	—	—	—	—	—	(1)	—	(1)
Profit for period	—	—	—	—	—	—	—	60	60

Total recognised income for the period	—	—	—	—	—	—	(1)	60	59
Balance at 30 June 2005	81	—	218	35	100		(26)	(159)	249

Balance at 31 March 2006	120	—	208	35	100	380	(18)	(234)	591

Transfer cash flow hedge to group income statement	—	—	—	—	—	—	18	—	18
Loss for period	—	—	—	—	—	—	—	(108)	(108)

Total recognised income for the period	—	—	—	—	—	—	18	(108)	(90)
Share option scheme	—	—	—	—	—	—	—	2	2
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(56)	(56)

Balance at 30 June 2006	120	—	208	35	100	380	—	(396)	447

The accompanying notes form an integral part of the condensed interim financial information.

Selected notes to the condensed consolidated financial information - unaudited

1. General information

eircom Group plc is a UK registered plc and is a provider of fixed line and mobile telecommunications services in Ireland. The group is tax resident in Ireland. The address of its registered office is 1 Park Row, Leeds, LS1 5AB, United Kingdom.

The company is listed on the Irish and London Stock Exchanges.

This condensed consolidated interim financial information was approved, for issue on 4 August 2006.

2. Basis of preparation

This condensed interim financial information has been prepared using the same accounting policies and method of computation as for the year ended 31 March 2006 and has been prepared in accordance with IAS 34 “Interim Financial Reporting”. This condensed interim financial information has been prepared on the going concern basis. For further discussion of going concern, please see note 9. For a more complete discussion of our significant accounting policies and other information, this report should be read in conjunction with the Annual Report and financial statements of eircom Group plc for the year ended 31 March 2006.

This condensed interim financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the financial year ended 31 March 2006 were approved by the Board of Directors on 2 June 2006 and have been filed with the Registrar. The auditors have reported on the statutory accounts for the financial year ended 31 March 2006. The audit report on eircom Group plc statutory accounts for the financial year ended 31 March 2006 was not qualified nor did it contain an emphasis of matter paragraph or a statement under either s327(2) (inadequate books and records) or s237(3) (inadequate information or explanations received by the auditor) of the Companies Act 1985.

3. Segment information

The group provides communications services, principally in Ireland. The group is organised into two main business segments:

(a) Fixed line; and

(b) Mobile

The segment results for the quarter ended 30 June 2006 are as follows:

	Fixed line	Mobile	Inter-segment	Group
	€’m	€’m	€’m	€’m
Revenue	415	80	(12)	483

Operating profit / Segment result	81	—	—	81

The segment results for the quarter ended 30 June 2005 are as follows:

	Fixed line	Mobile	Inter-segment	Group
	€’m	€’m	€’m	€’m
Revenue	399	—	—	399

Operating profit / Segment result	112	—	—	112

4. Finance costs – net

	Quarter ended 30 June 2005	Quarter ended 30 June 2006
	€’m	€’m
Finance costs	(37)	(193)
Finance income	2	12

Finance costs - net	(35)	(181)

In the quarter ended 30 June 2006, costs of €156 million due to the group refinancing are included in finance costs. This reflects the change in expected life of financial instruments and premium payable on the early repayment of senior notes and senior subordinated notes. The cost also includes €19 million to reflect the fair value of derivatives, this amount is inclusive of €18 million previously recognised in reserves as the hedges are no longer considered to be effective.

The expected payment date in respect of our loans, senior notes, senior subordinated notes and preference shares is in August 2006.

Selected notes to the condensed consolidated financial information – unaudited (continued)

5. Income tax charge

Reconciliation of effective tax rate

The tax on the group’s profit/(loss) before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows: -

	Quarter ended 30 June 2005	Quarter ended 30 June 2006
	€’m	€’m
Profit/(loss) before tax	77	(100)

Tax calculated at Irish standard tax rate of 12.5%	10	(12)

Effects of:-
Non deductible expenses	1	22
Income taxable at higher rate	6	—
Adjustment in respect of prior periods	—	(2)

Tax charge for the quarter	17	8

6. Earnings/(loss) per share

Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares, if any.

	Quarter ended 30 June 2005	Quarter ended 30 June 2006
	€’m	€’m
Profit/(loss) attributable to equity holders of the company	60	(108)

Weighted average number of ordinary shares in issue	830,192,710	1,073,502,571

Basic earnings/(loss) per share (€ per share)	0.07	(0.10)

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has two categories of potentially dilutive ordinary shares: convertible preference shares and share options. The convertible preference shares and share options are not dilutive for the quarter ended 30 June 2006.

The convertible preference shares and share options were dilutive for the quarter ended 30 June 2005. The convertible preference shares for the prior year quarter ended 30 June 2005 was assumed to have been converted into ordinary shares at the period-end market share price. The net profit is adjusted to eliminate the interest expense less the tax effect. For the share options a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company’s shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Quarter ended 30 June 2005	Quarter ended 30 June 2006
	€’m	€’m
Profit/(loss) attributable to equity holders of the company	60	(108)
Interest expense on convertible debt (net of tax)	5	—

Profit/(loss) used to determine diluted earnings per share	65	(108)

Weighted average number of ordinary shares in issue	830,192,710	1,073,502,571
Adjustment for
– assumed conversion of convertible preference shares	95,078,786	—
– share options	3,429,919	—

Weighted average number of ordinary shares for diluted earnings per share	928,701,415	1,073,502,571

Diluted earnings/(loss) per share (€ per share)	0.07	(0.10)

Selected notes to the condensed consolidated financial information – unaudited (continued)

7. Dividends

A second interim dividend of €0.052 per share that relates to the financial year ended 31 March 2006 amounting to €56 million was declared and paid on 26 June 2006.

8. Trade and other receivables

The group has recognised a provision of €4 million (30 June 2005: €2 million) for the impairment of its trade receivables during the quarter ended 30 June 2006. The group reversed provisions for impaired receivables of €Nil (30 June 2005: €2 million) during the quarter ended 30 June 2006. The group has used provision for impaired receivables of €6 million (30 June 2005: €1 million) during the quarter ended 30 June 2006. The creation and reversal of provisions for impaired receivables have been included in “operating costs” in the income statement.

9. Borrowings

The maturity profile of the carrying amount of the group’s borrowings is set out below.

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	€’m	€’m	€’m	€’m	€’m
As at 31 March 2006
Loans	140	140	900	—	1,180
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	491	491
Debt issue costs	(2)	(2)	(1)	(31)	(36)
Convertible preference shares	29	29	72	14	144
Finance leases - defeased	25	36	69	—	130
Finance leases	3	5	—	—	8

	195	208	1,040	1,024	2,467

As at 30 June 2006
Loans	1,180	—	—	—	1,180
7.25% Senior notes due 2013 (listed)	550	—	—	—	550
8.25% Senior subordinated notes due 2013 (listed)	481	—	—	—	481
Premium on senior and senior subordinated notes	102	—	—	—	102
Convertible preference shares	144	—	—	—	144
Finance leases - defeased	24	39	61	—	124
Finance leases	4	4	—	—	8

	2,485	43	61	—	2,589

Borrowings of €2,186 million have been reclassified from non-current to current liabilities to reflect the estimated timing of our cash flows. The group expects to repay all existing borrowings in full in August 2006. All existing borrowings will be replaced by new facilities at this date. The classification of borrowings as current liabilities reflects the expected payment date as of 30 June 2006. Under the contractual arrangements with our lenders there is no obligation to repay these amounts although it is the group’s intention to do so. Consequently, the directors are satisfied that the group has adequate resources to continue in operational existence for the foreseeable future.

Interest accrued on borrowings at 30 June 2006 is €46 million (30 June 2005: €39 million). This is included in trade and other payables.

10. Provisions for other liabilities and charges

	TIS Annuity Scheme	Onerous Contracts	Other	Total
	€’m	€’m	€’m	€’m
At 31 March 2006	135	16	74	225

Charged to consolidated income statement:
- Additional provisions	—	—	2	2
- Unused amounts reversed	(5)	—	—	(5)
Utilised in the quarter	(5)	—	(1)	(6)

At 30 June 2006	125	16	75	216

Selected notes to the condensed consolidated financial information – unaudited (continued)

10. Provisions for other liabilities and charges - continued

Provisions have been analysed between current and non-current as follows:

	31 March 2006	30 June 2006
	€’m	€’m
Current	37	35
Non-current	188	181

	225	216

11. Cash generated from operations

	Quarter ended 30 June 2005	Quarter ended 30 June 2006
	€’m	€’m
Profit/(loss) after tax	60	(108)

Addback:
Income tax charge	17	8
Finance costs-net	35	181

Operating profit	112	81

Adjustments for:
- Profit on disposal of property and investments	(46)	—
- Depreciation and amortisation	69	80
- Non cash retirement benefit charge/(credit)	14	(2)
- Non cash share option charges	—	2
- Non cash restructuring programme costs	—	3

Cash flows relating to prior period restructuring, business exits and other provisions	(8)	(22)

Changes in working capital
Inventories	(1)	(1)
Trade and other receivables	(18)	(24)
Trade, other payables and other provisions	24	13

Cash generated from operations	146	130

12. Related party transactions

The following transactions were carried out with related parties:

a) Key management compensation

	Quarter ended 30 June 2005	Quarter ended 30 June 2006
	€’m	€’m
Salaries and other short-term employee benefits (including share options)	1.2	1.7
Post-employment benefits	0.2	0.2
Share-based payments	—	—

	1.4	1.9

b) Purchase of goods and services

During the quarter ended 30 June 2006 eircom paid €0.1 million (30 June 2005: €0.1 million) on behalf of the ESOT for the administrative expenses incurred in its capacity as trustee of the ESOT and the APSS. All of these costs were expensed to the income statement.

Selected notes to the condensed consolidated financial information – unaudited (continued)

13. Contingent liabilities

Allegations of hearing impairment

In June 2006 the group received a letter before action in relation to potential hearing impairment claims by 56 current and former employees. The group has denied liability and awaits further details of the alleged injuries.

Contingent liabilities

There has been no other material change in our contingent liabilities in the quarter ended 30 June 2006 since the filing of the statutory financial statements for the year ended 31 March 2006.

14. Subsequent events

Offer update

On 23 May 2006 the Independent Directors of eircom Group plc and the Board of Directors of BCM Ireland Holdings Limited (“BCMIH”) reached agreement on the terms of a recommended Cash Offer under which BCMIH will acquire the entire issued and to be issued Ordinary Share Capital of eircom Group plc not already owned by BCMIH. The offer is to be effected by means of a scheme of arrangement under section 425 of the Companies Act, which was approved by the group’s shareholders on 25 July 2006. The Court must now sanction in order for the scheme to become effective.

Under the terms of the Cash Offer, eircom Group plc Ordinary Shareholders (other than BCMIH) will receive €2.20 in cash for each eircom Group plc Ordinary Share held.

As part of this agreement, the group expects to repay all existing borrowings in full in August 2006. All existing borrowings will be replaced by new facilities at this date. Under the contractual arrangements with our lenders there is no obligation to repay these amounts although it is the group’s intention to do so.

Share options

The Remuneration Committee have approved the vesting of all of the outstanding share options in the ordinary shares of eircom Group plc.

15. Seasonality

Fixed line

eircom’s interconnection traffic volumes tend to decline during March or April and December as a result of a decline in business traffic over the Easter and Christmas holiday periods. We also tend to experience relatively higher fixed line traffic volumes in the Spring and Winter months, other than December and April of each year. We do not believe this seasonality has a material impact on our business.

Mobile

Meteor’s business tends to experience an increase in sales volumes during November and December due to the seasonal nature of its retail business. Also Meteor’s visiting-roaming revenues are seasonally significant because Ireland is a popular tourist destination during the summer.

16. Commitments

Operating lease commitments

The group’s operating lease contractual obligations and commitment payments were €235 million at the quarter ended 30 June 2006 (31 March 2006: €295 million). The payments due on operating leases are in respect of lease agreements in respect of properties, vehicles, plant and equipment for which the payments extend over a number of years.

Capital commitments

The group’s capital contractual obligations and commitment payments were €99 million at the quarter ended 30 June 2006 (31 March 2006: €108 million).

Commentary on results of operations for the quarter ended 30 June 2006

Overview

EBITDA from continuing operations, before restructuring programme costs, non-cash pension (credit)/charge and profit on disposal of property and investments of €162 million increased by 9% for the quarter ended 30 June 2006 compared to €149 million for the quarter ended 30 June 2005. This increase was primarily driven by contribution of Meteor to EBITDA. In fixed line, higher Access and Interconnect revenue, were offset by lower traffic revenue and higher operating costs, mainly payments to other telecommunication operators and higher miscellaneous costs.

Revenue

The following table shows certain segmental information relating to our business for the periods indicated:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m	%
Fixed line services and other revenue	399	415	4
Mobile services revenue	—	80	n/a

Total segmental revenue	399	495	24
Intracompany eliminations	—	(12)	—

Total revenue	399	483	21

Fixed line services and other revenue

The following table shows our revenue, from the fixed line services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m	%
Access (rental and connections)	145	152	4
Voice traffic	109	102	(7)
Advanced voice services traffic	19	18	(9)

Total voice traffic	128	120	(7)
Data traffic	23	21	(9)

Total voice and data traffic	151	141	(7)
Data communications	45	44	(2)
Interconnect services	46	60	31
Other products and services	37	40	9

Revenue before discounts	424	437	3
Discounts[3]	(25)	(22)	(14)

Total fixed line services and other revenue	399	415	4

Intracompany eliminations	—	(3)	—

Total fixed line services and other revenue	399	412	3

Total fixed line services and other revenue increased by 3% in the quarter ended 30 June 2006. This was primarily due to increased revenue from ADSL within Access, and higher interconnect services revenue. These were largely offset by reduced voice and data traffic revenue.

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m	%
Total access revenue
Line and equipment rental	112	106	(5)
Connection and other charges	6	6	(7)
ADSL and bitstream rental and connection	19	26	35
WLR rental and connection	8	14	79

Total access revenue	145	152	4

Access channels (in thousands at period end, except percentages)
PSTN	1,464	1,367	(7)
PSTN WLR	139	228	64

Total PSTN	1,603	1,595	—

ISDN	358	350	(2)
ISDN WLR	23	37	65

Total ISDN	381	387	2

ADSL and bitstream	141	260	84

Total access channels	2,125	2,242	6

Revenue from access increased by 4% in the quarter ended 30 June 2006, due primarily to an increase in ADSL and bitstream revenue, as a result of increased customer demand for our low-cost ADSL service, and WLR revenue partially offset by lower line and equipment rental.

ADSL and bitstream revenue increased significantly in the quarter ended 30 June 2006 as a result of increased customer demand. By 30 June 2006, the number of ADSL and bitstream lines had increased to approximately 260,000 lines, up from approximately 141,000 in June 2005.

At 30 June 2006 approximately 228,000 PSTN lines and approximately 37,000 ISDN channels had transferred to other authorised operators on WLR. WLR rental and connection yielded revenues of approximately €14 million in the quarter ended 30 June 2006 for eircom, and also resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

Traffic

The following table shows information relating to our total traffic revenue and volumes and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m	%
Revenue
Basic voice traffic revenue
Local	24	22	(6)
National	12	12	(1)
Fixed to mobile	50	46	(8)
International	23	22	(6)

Total basic voice traffic revenue	109	102	(7)

Advanced voice services traffic revenue	19	18	(9)

Total voice traffic revenue	128	120	(7)
Data traffic revenue
PSTN data	16	16	(1)
ISDN data	7	5	(27)

Total data traffic revenue	23	21	(9)

Total traffic revenue	151	141	(7)

Traffic (in millions of minutes, except percentages)
Local	746	701	(6)
National	239	236	(1)
Fixed to mobile	291	274	(6)
International	112	105	(7)

Total basic voice traffic minutes	1,388	1,316	(5)
Advanced voice services minutes	170	174	2

Total voice minutes	1,558	1,490	(4)
Data traffic volume
PSTN data	891	919	3
ISDN data	272	187	(31)

Total traffic data minutes	1,163	1,106	(5)

Total traffic minutes	2,721	2,596	(5)

Overall revenue from voice and data traffic decreased by 7% in the quarter ended 30 June 2006.

Voice traffic

Basic voice traffic revenue decreased by 7% in the quarter ended 30 June 2006. This is due primarily to an overall decline in traffic volumes arising from some loss of market share and weakness in the traditional voice market and partially due to lower fixed to mobile rates. Revenue relating to advanced voice services decreased by 9% in the quarter ended 30 June 2006, primarily due to a decrease in high yield premium rate services revenue and a change in mix.

Data traffic

Revenue from data traffic decreased by 9% due to the decline in data minute volumes in the quarter ended 30 June 2006 partially offset by higher yields from flat rate packages. This decrease in data minutes volumes is primarily due to the continued migration of data users to ADSL and bitstream.

Data communications

The following table shows information relating to revenue from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m
Data communications revenue
Leased lines	31	30	(3)
Switched data services	8	9	14
ISP	6	5	(13)

Total data communications revenue	45	44	(2)

Number of leased lines (at period end, except percentages)
National leased lines	22,305	18,968	(15)
Partial private circuits	865	2,865	231
International leased lines	351	317	(10)
Interconnect paths	2,124	1,992	(6)

Total leased lines	25,645	24,142	(6)

Revenue from data communications decreased by 2% in the quarter ended 30 June 2006, primarily due to by lower ISP revenue due to customers migrating to flat rate internet products and ADSL and lower leased line revenue due to reduction in the number of leased lines and a change in the mix of leased lines, partially offset by growth in switched data services.

Interconnect services

The following table shows information relating to revenue and traffic from interconnect services and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m	%
Interconnect services revenue
Interconnect	29	41	42
Foreign terminating traffic	17	19	13

Total interconnect services revenue	46	60	31

Interconnect services traffic (in millions of minutes, except percentages)
Call origination	764	754	(1)
Call termination	862	816	(5)
Transit to mobile/fixed	183	243	33
Ancillary	87	83	(5)
International	35	83	139

Total interconnect	1,931	1,979	2
Foreign terminating traffic	326	448	37

Total interconnect services traffic	2,257	2,427	8

Interconnect services revenue increased by 31% in the quarter ended 30 June 2006 mainly due to growth in interconnect transit and foreign terminating traffic.

Revenue from interconnect increased by 42% in the quarter ended 30 June 2006, due to an increase in transit revenue which has a low margin. This increased transit turnover is largely due to increased volumes of 33% resulting from other authorised operators using eircom to connect with each other.

Revenue from foreign terminating traffic increased by 13% in the quarter ended 30 June 2006, primarily as a result of increased incoming traffic to mobiles and international transit carriers.

Other products and services

Other products and services include our sales of Customer premises equipment to corporate and business customers in eircom Business Systems, directory enquiry and Operator Services, calling cards, public payphones, Phonewatch, Lan Communications and other revenue.

The following table shows information relating to revenue for other products and services and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m	%
Customer premises equipment	3	3	(11)
Operator Services	9	9	7
Card and payphones	3	2	(24)
Phonewatch	5	6	10
Lan Communications	8	9	12
Other revenue	9	11	29

Other products and services revenue	37	40	9

Revenue from other products and services increased by 9% in the quarter ended 30 June 2006, primarily due to higher revenues from Operator services, Phonewatch, Lan Communications and Other revenue, partially offset by lower Card and payphones revenue and lower customer premises equipment revenue due to lower equipment sales.

Discounts

Discounts decreased by 14% in the quarter ended 30 June 2006 primarily due to lower discounts given on ADSL and bitstream promotions, access (connections) and voice discounts, which were partially offset by an increase in Talktime discounts.

Mobile services revenue

The following table shows our revenue, from the mobile services segment, analysed by major products and services:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m	%
Mobile services:
Services revenue	—	78	n/a
Other revenue	—	2	n/a

Total mobile services revenue	—	80	n/a
Intracompany eliminations	—	(9)	n/a

Total mobile services revenue	—	71	n/a

	As at		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
Total subscribers (thousands) *:	—	683	n/a
Pre-paid subscribers (thousands)	—	626	n/a
Post-paid subscribers (thousands)	—	57	n/a
ARPU[4] (€)	—	39.50	n/a

*	eircom represents approximately 5,000 of these subscriber numbers.

Total revenue was €80 million for the quarter ended 30 June 2006. Services revenue comprises primarily prepaid, postpaid and interconnect revenue. Other revenue is derived primarily from handset sales. The total number of subscribers at 30 June 2006 was 683,000 and the ARPU for the quarter was €39.50.

Operating costs before depreciation, amortisation and restructuring programme costs

The following table shows information relating to our operating costs before depreciation, amortisation and restructuring programme costs, and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2005/2006
	30 Jun 2005	30 Jun 2006
	€’m	€’m	%
Staff costs
Fixed line
Wages and salaries and other staff costs	86	94	9
Social welfare costs	3	4	12
Pension paid and payable	7	7	—

Pay costs before non-cash pension charge/(credit) and capitalisation	96	105	9
Non-cash pension charge/(credit)	14	(2)	(113)

Pay costs before capitalisation	110	103	(7)
Capitalised labour	(14)	(15)	8

Total fixed line services staff costs	96	88	(9)
Mobile services staff costs (net of capitalised labour)	—	10	n/a

Total staff costs	96	98	1

Other operating costs
Fixed line costs
Payments to telecommunications operators	78	85	9
Purchase of goods for resale, commission and related costs	23	20	(12)
Materials and services	11	12	5
Other network costs	7	6	(22)
Accommodation	14	13	(11)
Sales and marketing	11	10	(9)
Transport and travel	5	5	6
IT costs	3	3	23
Miscellaneous costs	16	22	42

Total other fixed line operating costs	168	176	5
Mobile services costs	—	57	n/a

Total other operating costs	168	233	39
Intracompany eliminations	—	(12)	n/a

Total other operating costs	168	221	32

Total operating costs before depreciation, amortisation and restructuring programme costs	264	319	21

Total operating costs before depreciation, amortisation and restructuring programme costs increased by 21% for the quarter ended 30 June 2006 due to increases in staff costs, increases in other operating costs and the acquisition of Meteor.

Staff costs

Staff costs increased by 1% in the quarter ended 30 June 2006, primarily due to the inclusion of Meteor staff costs and higher wages and salaries offset by a change in the non-cash pension amount to a credit. Fixed line staff costs decreased by 9% in the quarter ended 30 June 2006. This was primarily due to the decrease in the non-cash pension amount in the quarter ended 30 June 2006, which is now a credit due to the reduction in the unrecognised pension deficit at the end of March 2006. The unrecognised pension deficit at 31 March 2006 is €293 million (31 March 2005: €773 million). Fixed line pay costs before non-cash pension charge/(credit) and capitalisation increased by 9% mainly due to higher pay costs caused by increased overtime in the quarter due to a focused initiative aimed at reducing pending orders, pay inflation and acceleration of charges relating to share options of €2 million, partially offset by reduced headcount and the outsourcing of certain retail staff. Fixed line capitalised labour increased by 8% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the network. Headcount in fixed services at 30 June 2006 was 7,071 down from 7,263 at 30 June 2005. At the end of June 2006 there were also 79 agency staff compared to 325 agency staff at 30 June 2005. The reduction in agency staff is due to outsourcing of the related activities. The costs of these agency staff are included within staff costs. Meteor headcount at 30 June 2006 was 621 with an additional 117 agency staff.

Other operating costs

Other operating costs increased by 32% in the quarter ended 30 June 2006. The increase in costs was primarily due to the inclusion of Meteor costs and increases in payments to telecommunication operators and miscellaneous costs.

Fixed line operating costs

Overall fixed line operating costs increased by 5% in the quarter ended June 2006. The increases of 9% in the quarter ended 30 June 2006 in payments to telecommunication operators was due to higher interconnect transit and foreign outpayment volumes, this factor also resulted in an increase in revenue. Materials and services costs increased by 5% due to increased provisioning and repair volumes. The increase of 42% in miscellaneous costs is due to higher customer services costs caused by the outsourcing of retail staff in November 2005 and increased bad debt charges.

Fixed line operating costs increases were offset by savings in the purchase of goods for resale, commission and related costs, other network costs, accommodation and sales and marketing costs. The decrease of 12% in the purchase of goods for resale, commission and related costs is due to lower CPE costs and lower agents commission costs due to lower premium rate services volumes. The decrease in other network costs of 22% was due to reduced network rate charges compared to the prior period. Accommodation costs decreased by 11% due to savings on rates following valuation and savings on rent following exit of buildings partially offset by electricity increases. Sales and marketing costs decreased by 9% due to lower marketing and promotional activity in the quarter compared to the comparative period last year.

Mobile operating costs

Total operating costs for the mobile segment were €57 million, including €3 million of services provided by group companies. The largest costs relate to costs of equipment sold including mobile phones, dealer commissions, Top-up commissions, interconnect charges and sales and marketing costs relating to the promotion of Meteor products and services.

Amortisation

Amortisation increased by €4 million in the quarter ended 30 June 2006, due to an amortisation of charges of €4m arising on the intangibles acquired as part of the Meteor acquisition.

Depreciation

Depreciation increased by 10% in the quarter ended 30 June 2006 mainly due to charges in respect of depreciation of Meteor’s fixed assets of €8 million.

Restructuring programme costs

Restructuring programme costs of €3 million, including related pension costs, were incurred as a result of voluntary leaving programmes in operation in the quarter ended 30 June 2006.

Profit on the disposal of property and investments

There was a profit of €46 million before tax with regard to the disposal of certain property sites in the quarter ended 30 June 2005.

Finance costs and income (net)

Net finance costs and income, increased by €146 million in the quarter ended 30 June 2006 compared to the quarter ended 30 June 2005 due to group re-financing related charges of €156 million. The charges include premiums payable of €102 million in respect of the early payment of senior notes and senior subordinated notes, and an increase in the amortisation of debt issue costs of €35 million to reflect the earlier payment date on our debt. The cost also includes €19 million to reflect the fair value of derivatives, this amount is inclusive of €18 million previously recognised in reserves as the hedges are no longer considered to be effective.

Taxation

The tax charge decreased by €9 million mainly due to profits on property transactions in the quarter ended 30 June 2005.

Liquidity

Net cash generated from operating activities

Our primary source of liquidity is cash generated from operations, which represents operating profit adjusted for non-cash items which are principally depreciation, amortisation and non-cash pension charge/(credit). Cash flows from operating activities are also impacted by working capital movements. During the quarter ended 30 June 2006, cash generated from operating activities decreased by 13%, to €121 million from €139 million in the quarter ended 30 June 2005. This decrease was due primarily to lower cash generated from operations due to an increase in working capital and higher voluntary payments in this quarter compared to the comparative period.

Cash flows from investing activities

During the quarter ended 30 June 2006, we made payments in respect of capital expenditure, of €74 million, compared to €59 million in the quarter ended 30 June 2005. The movement is due to acceleration of capex programmes, timing of payments and the new capex requirements following our acquisition of Meteor. Capital expenditure is used primarily to grow and renew our networks in order to improve our services and customer satisfaction.

Cash flows from financing activities

During the quarter ended 30 June 2006 dividend payments of €49 million were made to equity shareholders relating to the second interim dividend in respect of the financial year ended 31 March 2006.

Forward looking statements

This document includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements include all matters that are not historical facts and include statements regarding the intentions, beliefs or current expectations of eircom Group plc concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the group and the industries in which it operates. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance. The group’s actual results of operations, financial condition, liquidity, and the development of the industries in which it operates may differ materially from the impression created by the forward looking statements contained in this document.

Notes:

1.	Percentage changes have been calculated based on the data presented.

2.	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

3.	Discounts are primarily related to revenue derived from access, voice and data traffic and ADSL and bitstream, which are presented on a gross basis in the table above.

4.	ARPU (Average Revenue per User) is calculated by dividing year-to-date total mobile service revenues by the average number of subscribers during the same period. The average number of subscribers is the average of the monthly average subscriber base (calculated as the sum of the opening and closing subscriber bases for the month divided by two).

Independent review report to eircom Group plc

Introduction

We have been instructed by the company to review the financial information, set out on pages 5 to 13 for the three months ended 30 June 2006 which comprises the consolidated balance sheet as at 30 June 2006 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the three months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the quarterly report and ensuring that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the International Accounting Standard 34, ‘Interim financial reporting’.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2006.

PricewaterhouseCoopers

Chartered Accountants

Dublin

4 August 2006

Notes:

(a)	The maintenance and integrity of the eircom Group plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.